Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Election of Board of Directors and Expands Board with the Nomination and Election of Masheed Saidi

OAKVILLE, ON, June 19, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) announced that all the nominees listed in its Management Information Circular dated May 14, 2014 were elected as directors of APUC until the next annual meeting of shareholders. The detailed voting results are set out below.

The APUC board of directors (the “Board”) is very pleased to welcome Masheed Saidi to the Board who is a registered professional engineer with 30 years of operational and business leadership experience in the regulated utility industry. Ms. Saidi is an executive consultant of Energy Initiatives Group, a specialized group that provides technical, commercial and business consulting services to utilities, independent system operators, government agencies and others in the energy industry. Until 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA. Ms. Saidi brings valuable utility experience and a U.S. presence to the board, strategically aligning with APUC’s growing U.S. footprint.

On a vote by ballot, each of the following seven nominees proposed by management was elected as a director of APUC:

Nominee	Votes For	%For	Votes Withheld	%Withheld
Christopher Ball	117,265,641	98.68%	1,563,166	1.32%

Christopher Huskilson	89,438,198	75.27%	29,390,609	24.73%

Christopher Jarratt	105,191,739	88.52%	13,637,068	11.48%

Kenneth Moore	117,781,619	99.12%	1,047,188	0.88%

Ian Robertson	105,227,618	88.55%	13,601,189	11.45%

Masheed Saidi	118,612,950	99.82%	215,857	0.18%

George Steeves	117,781,865	99.12%	1,046,942	0.88%

Additionally, the following votes were cast at the meeting:

Resolution	Votes For	%For	Votes Against	%Against
Advisory Resolution on Approach to Executive Compensation	117,488,107	98.87%	1,340,700	1.13%

Adoption of the Performance and Restricted Share Unit Plan	99,553,617	83.78%	19,275,190	16.22%

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.7 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 480,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 14:16e 19-JUN-14